Mail Stop 4561
								September 12, 2005


By U.S. Mail and facsimile to (973) 669-2919

Ms. Claire M. Chadwick
Executive Vice President and Chief Financial Officer
Pennfed Financial Services, Inc.
622 Eagle Rock Avenue
West Orange, NJ  07052-2989

Re:	Pennfed Financial Services, Inc.
	Item 4.02 Form 8-K
      Filed September 7, 2005
	File No. 000-24040

Dear Ms. Chadwick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *
1.
We note that you engaged new independent accountants on August 24, 2004 and filed your Form 10-Q for the quarter ended September 30, 2004 on November 9, 2004. Please revise your Item 4.02 Form 8-K to disclose:
a. the date on which your new independent accountants informed you about the Statement of Cash Flow classification errors you describe in the second paragraph of this Form 8-K;
b. how you determined that you were not required to file a Form 8-
K
Item 4.02 within four business days of being informed about the Statement of Cash Flow classification error, considering the guidance in General Instruction B to Form 8-K; and
c. the sequence of events that led to the Audit Committee of the Board of Directors` conclusion, on September 1, 2005, regarding the non-reliance on previously issued financial statements, beginning from the date you were informed about the Statement of Cash Flow classification error.
2. Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your previous disclosures regarding internal controls and the effectiveness of disclosure controls and procedures as of the end of the period covered by your
2004 Form 10-K and Forms 10-Q for the periods ended September 30, 2004, December 31, 2004 and March 31, 2005. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of the end of your fiscal year ended June
30, 2005.

*    *    *    *    *    *    *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Lisa Haynes at (202)
551-
3424.


								Sincerely,



								Amit Pande
								Assistant Chief Accountant







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Claire M. Chadwick
Pennfed Financial Services, Inc.
September 12, 2005
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